CLASS A DISTRIBUTION PLAN

SCHEDULE

THE CALVERT FUND

Calvert Long Duration Income Fund

Class A Distribution Plan expenses incurred by the Calvert Long Duration Income Fund pursuant to this Plan may not exceed, on an annual basis, 0.50% of the Fund's average daily net assets.

Dated: __________, 2004